SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

STALAR 4, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

N/A

(CUSIP Number)

Abraxis BioScience LLC

11755 Wilshire Blvd.

Los Angeles, CA 90025

(310) 883-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. N/A	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS. Abraxis Bioscience, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 2,022,500
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 2,022,500
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,022,500
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%
14.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. N/A	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS. Abraxis BioScience, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 2,022,500
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 2,022,500
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,022,500
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. N/A	13D	Page 4 of 8 Pages

Item 1.	Security and Issuer

The title of the class of equity securities of Stalar 4, Inc., a Delaware corporation (the “Company”), to which this statement relates is the Company’s Common Stock, par value $0.0001 per share (the “Common Stock”). The address of the principal executive office of the Company is 11755 Wilshire Blvd., Suite 2000, Los Angeles, CA 90025.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed on behalf of Abraxis BioScience, LLC, a Delaware limited liability company, (“Abraxis LLC”), and Abraxis BioScience, Inc, a Delaware corporation (“ABI”), the sole member and manager of Abraxis LLC. Abraxis LLC and ABI are referred to herein as the “Reporting Persons.”

The following entities and individuals are required to provide the information called for by Items 2 through 6 of this Schedule 13D due to their positions as executive officers, directors and controlling shareholders of the Reporting Person.

(1) The following are the executive officers of each of the Reporting Persons: Dr. Patrick Soon-Shiong is the Chairman and Chief Executive Officer; Leon (Lonnie) O. Moulder, Jr. is the President and Chief Executive Officer; Richard Rodgers is the Senior Vice President and Chief Financial Officer; Bruce Wendel is the Executive Vice President, Corporate Operations and Development; Dr. Mary Lynn Hedley is the Executive Vice President of Operations and Chief Scientific Officer. Each of these persons is a citizen of the United States.

(2) The following are the directors of ABI and Abraxis LLC: Dr. Patrick Soon-Shiong, Leon (Lonnie) O. Moulder, Jr., Kirk Calhoun, Dr. Stephen Nimer, Leonard Shapiro and Dr. David Chen, Bruce Wendel and Michael Sitrick. Each of these persons is a citizen of the United States.

(3) The controlling shareholders of ABI are Dr. Soon-Shiong, Michele Soon-Shiong and Steven H. Hassan. Dr. Soon-Shiong and Mrs. Soon-Shiong are trustees of the Soon-Shiong Community Property Revocable Trust (“Soon-Shiong Trust”). The Soon-Shiong Trust holds shares of common stock of ABI. Dr. Soon-Shiong is trustee of the Patrick Soon-Shiong 2009 Grantor Retained Annuity Trust 1 and the Patrick Soon-Shiong 2009 Grantor Retained Annuity Trust 2 (together, the “Dr. Soon-Shiong GRATs”). The Dr. Soon-Shiong GRATs hold shares of common stock of ABI. Mrs. Soon-Shiong is the trustee of the Michele B. Soon-Shiong Grantor Retained Annuity Trust 1 and the Michele B. Soon-Shiong Grantor Retained Annuity Trust 2 (together, the “Mrs. Soon-Shiong GRATs”). The Mrs. Soon-Shiong GRATs hold shares of common stock of ABI. Entities controlled by Dr. Soon-Shiong manage RSU Plan, LLC (“RSU Plan”). RSU Plan holds shares of common stock of ABI. Mr. Hassan is the manager of Themba LLC, a California limited liability company, the trustee of The Themba 2005 Trust I (“Themba I”), a trust established under the laws of the Cook Islands, and the trustee of The Themba 2005 Trust II (“Themba II”), a trust established under the laws of the Cook Islands. Themba LLC is the general partner of California Capital Limited Partnership (“CA Capital”), a limited partnership established under the laws of California. CA Capital holds shares of common stock of ABI. Themba LLC is the general partner of CA Capital (of which Themba LLC owns a 1% general partnership interest). Each of Themba I and Themba II hold a 50% of the membership interests of Themba LLC. Dr. Soon-Shiong and Mrs. Soon-Shiong exercise shared voting and dispositive power over approximately 82% of the outstanding common stock of ABI. Mr. Hassan exercises shared voting and dispositive power over approximately 23% of the outstanding common stock of ABI. Each of Dr. Soon-Shiong, Mrs. Soon-Shiong and Mr. Hassan is a citizen of the United States.

(b) The principal business address for each Reporting Person is 11755 Wilshire Blvd., Suite 2000, Los Angeles, CA 90025.

(c) ABI is a holding company. Abraxis LLC is the operating entity for ABI and is a biotechnology company dedicated to the discovery, development and delivery of next-generation therapeutics and core technologies that offer patients safer and more effective treatments for cancer and other critical illnesses.

(d) None of the Reporting Persons or any of the persons identified in Item 2(a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

Page 5 of 8 Pages

(e) None of the Reporting Persons or any of the persons identified in Item 2(a) above has been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

(f) See Item 2(a) above for the citizenship of each of the Reporting Persons and the other persons identified in Item 2(a).

Item 3.	Source and Amount of Funds or Other Consideration

On November 24, 2009, Abraxis LLC entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Issuer, Dr. Steven Fox and other holders of shares of common stock of the Issuer (collectively, the “Sellers”) whereby Abraxis LLC agreed to purchase up to 100% of the issued and outstanding shares of common stock of the Issuer directly from the Sellers for an aggregate purchase price of $62,500. This transaction closed on December 9, 2009 (the “Closing”). The purchase price was paid from Abraxis LLC’s internal sources.

Item 4.	Purpose of Transaction

In accordance with the Purchase Agreement, Abraxis LLC purchased 100% of the issued and outstanding shares of the Issuer’s common stock at the Closing for an aggregate purchase price of $62,500. Pursuant to the terms of the Purchase Agreement, each of the officers and directors of the Issuer resigned effective of the Closing. As the sole stockholder, Abraxis LLC has the right to appoint all of the members of the Issuer’s board of directors.

Reporting Persons currently intend to continue to operate the Issuer as a shell company and may use the Issuer as a vehicle to pursue a business combination with, or acquire assets from, an existing operating company. However, Reporting Persons have not indentified an existing operating company to date with which it intends to cause the Issuer to pursue such a transaction.

Item 5.	Interest in Securities of the Issuer

As of the Closing, there were 2,022,500 shares of the Issuer’s common stock outstanding.

(a) For purposes of Rule 13d-3 promulgated under the Exchange Act, each of the Reporting Persons may be deemed to beneficially own 2,022,500 shares of the Issuer’s common stock, representing 100% of the Issuer’s outstanding common stock. ABI is filing solely in its capacity as the parent company of, and indirect beneficial owner of securities held by, Abraxis LLC.

(b) By virtue of the relationships described in Item 2(a) above, each of Abraxis LLC and ABI may be deemed to have shared voting and dispositive power with respect to these 2,022,500 shares of the Issuer’s common stock.

(c) During the past 60 days, none of the Reporting Persons has effected any transactions relating to the Issuer’s common stock.

(d) To the knowledge of the Reporting Persons, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Issuer’s common stock owned by it.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See response to Item 3.

Item 7.	Materials to be filed as Exhibits

1. Joint Filing Agreement dated December 18, 2009, by and between Abraxis LLC and ABI.

Page 6 of 8 Pages

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: December 18, 2009

ABRAXIS BIOSCIENCE, LLC.

By:	/s/ Bruce Wendel
Its:

ABRAXIS BIOSCIENCE, INC.

By:	/s/ Bruce Wendel
Its:

Page 7 of 8 Pages

Exhibits

1.	Joint Filing Agreement dated December 18, 2009, by and between Abraxis LLC and ABI.